

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

October 31, 2016

Dana L. Stonestreet
Chairman, President and Chief Executive Officer
HomeTrust Bancshares, Inc.
10 Woodfin Street
Asheville, NC 28801

>   **Re: HomeTrust Bancshares, Inc.**
>   **Registration Statement on Form S-4**
>   **Filed October 20, 2016**
>   **File No. 333-214185**

Dear Mr. Stonestreet:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact William H. Dorton, Staff Attorney, at (202) 551-3107 with any questions.

Sincerely,

/s/ Era Anagnosti

Era Anagnosti
Legal Branch Chief
Office of Financial Services

cc: Dave M. Muchnikoff, P.C.
        Silver, Freedman, Taff & Tiernan LLP